FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

UBS V10 Currency Index with Volatility Cap
Monthly Performance Report – February 2011

●	Geopolitical risk escalates as central banks ponder tightening

●	Dollar sought as safe-haven but demand inconsistent

●	With its long carry position, the V10 Index registered an excess return of 0.98% at month-end.

Index Description
The UBS V10 Currency Index with Volatility Cap ("V10 Strategy", "Index" or "V10") is a proprietary index, developed and sponsored by UBS AG (the "Index Sponsor") that measures the performance of a notional algorithmic trading strategy designed to identify and exploit trends in G10 foreign exchange forward rates. Index levels are published daily on Bloomberg (symbol: UBFSV10V).

The trading strategy identifies the 3 highest yielding G10 currencies and the 3 lowest yielding G10 currencies and notionally goes long or short, using foreign exchange forward contracts with tenors up to six months. In lower volatility environments, this trading strategy goes long the highest yielding G10 currencies and short the lowest yielding G10 currencies, which is commonly referred to as the Carry Trade. In higher volatility environments, the strategy reverses this Carry Trade, commonly referred to as a Reverse Carry Trade. The selection of the currencies and the direction of the Carry Trade are rules-based and are determined on a daily basis.

Under normal market conditions, the Index allocates 100% to the trading strategy. However, if the trading strategy experiences historical volatility above a certain defined level, the Index will reduce its allocation to the trading strategy below 100%.

Performance Influencing Factors
February proved even more troubling for investors as the geopolitical issues in the Middle East and North Africa, which first emerged in January, escalated materially. The biggest impact was on oil prices, and at one stage WTI traded above $100/bbl while Brent touched $120/bbl. As of month-end, several countries in the region remain flashpoints but the major OPEC producers have pledged to maintain stability in oil production. Nevertheless, the inflationary impact of an oil spike, or even crisis, is already having an impact on global monetary policy and investors are not entirely certain how to position for event risk given how quickly developments are unfolding. At this stage, the currencies that enjoy high sensitivity to oil have managed to make gains throughout the month, suggesting the market believes the turbulence will pass and still favour risk, but the dollar has also shown resilience against other traditional risk assets.

Source: UBS Research

The table opposite illustrates how the high and low yielding G10 currencies faired against the USD over the month.

AUD	2.13%	The Australian dollar finished up by over 2% but had a rollercoaster month in February. As a high-beta currency it suffered volatile swings as events in the Middle East and North Africa developed.
NZD	-2.65%	The New Zealand dollar was the worst performer across the G10 in February after a devastating earthquake in Christchurch rocked an already fragile recovery.
NOK	3.24%	The NOK jostled with CAD as the best performing currency within the G10 bloc, mostly on the back of the surge in oil prices.
CHF	1.62%	The CHF was the top performer amongst the majors in February as the market preferred the currency as a safe haven amid all the event risk, as displayed by USDCHF's decline towards month-end.
JPY	0.32%
The JPY was largely flat on the month against the majors but underperformed against the likes of CAD and AUD, though not dramatically so as a good share of the market did choose to exit risk in its entirety.

USD	N/A	The labour data disappointment with Middle East turmoil and higher oil prices had a negative effect on the dollar in February. Though, the dollar benefited to a certain extent from safe-haven flows.
* All performance against USD

V10 Index Behaviour
Throughout the month, the V10 Currency Index remained in the long carry position, i.e. was long the high yielding currencies and short the low yielding currencies. V10 registered a gain of 0.98% by month end. Meanwhile, S&P total return for the month was 3.42%. The performance since inception on 06 May 2009 has been 6.10%.
Graph 1: V10 and S&P 500 performance in February 2011

Source: UBS Investment Bank. Note: For illustration purposes only;
SPXT excess return calculated by subtracting 3 month US Treasury Bill rate from the index return on a daily basis
Past performance is not an indication of future performance.

31 Jan – 28 Feb	High-yielding: AUD, NZD, NOK Low-yielding: CHF, JPY, USD

FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Hypothetical and actual Index performance

The following table/graphs show the performance of the Index, the periods of Reverse Carry Trade, the 65-day historical volatility and the volatility filter from May 6, 2009 through Feb 28, 2011.

The historical level, the periods of Reverse Carry Trade, volatility of the Index and volatility filter levels should not be taken as an indication of future performance, and no assurance can be given as to the Index level on any given date.
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
2009					2.1%	3.1%	-0.5%	0.9%	2.3%	2.8%	-3.0%	3.0%	11.1%
2010	-0.2%	-1.1%	2.8%	2.9%	-5.4%	-8.9%	2.3%	-4.7%	7.0%	-0.8%	-1.2%	2.6%	-5.6%
2011	0.2%	1.0%											1.2%

Source: UBS Investment Bank

Index performance and 65 day actual volatility

Index performance and volatility filter

FICC Structured Flow Group Phone: +1 (203) 719 1515 Email: OL-SFX-US@ubs.com www.ubs.com	UBS Investment Bank 677 Washington Boulevard Stamford CT 06901 UBS Investment Bank is a business group of UBS AG

Actual performance of products linked to the V10 Currency Index

The following table shows current V10-linked offerings and their respective performance in February 2011

Historical price levels are indicative. Past performance should not be taken as an indication of future performance, and no assurance can be given as to the performance of any product on any given day.

Products and their monthly performance
ISIN	Product Description	Trade Date	Expiry Date	Dec-10	Jan-11	Feb-11	Total Return1
US9026616022	Performance Securities, 115%	23-Dec-09	24-Dec-12	9.18	9.29	9.36	-6.4%
US9026616857	Performance Securities, 115%	04-Jan-10	03-Jan-13	8.81	9.00	9.15	-8.5%
US9026617012	Performance Securities, 115%	26-Jan-10	24-Jan-13	9.20	9.26	9.29	-7.1%
US9026617764	Performance Securities, 115%	23-Feb-10	25-Feb-13	9.15	9.17	9.17	-8.3%
US9026618184	Performance Securities, 110%	26-Mar-10	25-Mar-13	9.24	9.13	9.15	-8.5%
US9026618424	Performance Securities, 108%	27-Apr-10	25-Apr-13	8.94	8.95	8.94	-10.6%
US9026618838	Performance Securities, 109%	25-May-10	22-May-13	9.13	9.13	9.10	-9.0%
US9026691421	Performance Securities, 108%	25-Jun-10	25-Jun-13	9.97	9.97	9.93	-0.7%
US9026691918	Performance Securities, 116%	27-Sep-10	25-Sep-13	10.26	10.22	10.11	-1.4%
US9026692171	Performance Securities, 110%	26-Oct-10	25-Oct-13	9.75	9.75	9.71	-5.3%
US9026692254	Performance Securities, 111%	24-Nov-10	27-May-14	9.60	9.59	9.53	-7.3%
1) Total return in the above table is calculated relative to the public issuance price, and is not annualized
Source: UBS Investment Bank. Price data taken from UBS internal systems

Disclaimer
This publication is issued by UBS AG or an affiliate thereof ("UBS").

Product of a sales/trading desk and not the Research Dept. Opinions expressed may differ from those of other divisions of UBS, including Research. UBS may trade as principal in instruments identified herein and may accumulate/have accumulated a long/short position in instruments or derivatives thereof. UBS has policies designed to manage conflicts of interest. This distribution is not an official confirmation of terms and unless stated, is not a personal recommendation, offer or solicitation to buy or sell. Any prices or quotations contained herein are indicative only and not for valuation purposes. Communications may be monitored.

Statement of Risk
Options, structured derivative products and futures are not suitable for all investors, and trading in these instruments is considered risky and may be appropriate only for sophisticated investors. Past performance is not necessarily indicative of future results. Various theoretical explanations of the risks associated with these instruments have been published. Prior to buying or selling a structured product, and for the complete risks relating to such products, you may receive documentation describing an investment and the risk considerations associated therewith.

Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker dealer and a member of the Securities Investor Protection Corporation (SIPC). (http://www.sipc.org/). An investment in any UBS issued security linked to the UBS V10 Currency Index with Volatility Cap involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under "Risk Factors" in the prospectus supplement for the UBS V10 Currency Index with Volatility Cap. Any UBS security linked to the UBS V10 Currency Index with Volatility Cap will be sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, related to the UBS V10 Currency Index with Volatility Cap) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest in any UBS security linked to the Index, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-800-722 7270). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker-dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the unauthorized redistribution of this material and accepts no liability whatsoever for the unauthorized actions of third parties in this respect.

© UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg. All other trademarks, registered trademarks, service marks and registered service marks are of their respective companies.